BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

August 12, 2016

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Amendment No. 16 to Registration Statement on Form S-1
Filed July 11, 2016
File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 22, 2016 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation)(the “Company”) regarding the Registration Statement on Form S-1, filed by the Company on July 11, 2016.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 17 to the Registration Statement on Form S-1.

Acquisition of the Boxlight Group, page 7h

1.	We note your response to prior comment 1. Please continue to update your disclosure regarding the status of your efforts to secure financing for the transactions contemplated by this offering. If you are unable to secure full financing, please substantially revise your disclosure to discuss the business that will exist at closing, rather than the business you hope to build.

Response:

On July 6, 2016, the Company entered into a loan and security agreement with Hitachi Capital America Corp (“Hitachi”) where Hitachi agreed to lend up to $2.5 million to the Company. On July 15, 2016, the Company drew $1,033,832 under this agreement. $1,000,000 of the proceeds of which was paid to Everest Display, Inc. (“EDI”) to consummate on July 18, 2016 the acquisition of the share capital of the Boxlight Group. We have updated the Form S-1 registration statement to reflect these transactions.

Effective as of August 3, 2016, the Company, its Mimio LLC subsidiary and Skyview Capital LLC (“Skyview”) further amended the original 2015 purchase agreement between Mim Holdings, Inc. and Skyview. As a result of such amendment, the purchase price was increased to $4,010,508, of which $50,000 plus accrued interest was paid on August 4, 2016 and the balance is evidenced by a $3,960,508 installment note of Mim Holdings that restated and increased by $300,000 the $3,690,507 note previously issued. In addition, the $2,200,000 installment formerly due August 3, 2016 was amended to be a $2,500,000 installment that is due September 30, 2016. The final balance of the $3,960,508 restated note is now due on December 15, 2016. We have updated the Form S-1 registration statement to reflect this transaction.

We have also updated the Form S-1 registration statement to disclose further developments in connection with the Company’s attempt to secure additional senior debt financing and refinance the debt to Hitachi. We have further updated the Risk Factors section to disclose the Company’s current debt obligations, its alternative plans to secure financing to reduce and ultimately retire its obligations and the risks to the Company and prospective investors associated with both failure and success in obtaining such financing. As indicated below, we anticipate a further amendment to the Registration Statement filed today to include our June 30, 2016 interim financial statements. At that time, we will also update disclosures concerning our efforts to obtain the financing required to enable the Company to pay the $2,500,000 September 30, 2016 installment due under the Skyview Note.

2.	We note from page F-24 that you restated your financial statements as of and for the year ended December 31, 2015 and 2014 to properly account for revenue from extended warranty contracts. We also note that the restatement did not impact your financial statements as of and for the three months ended March 31, 2015. Please explain to us why the change in your accounting for these extended warranty contracts did not impact the March 31, 2015 interim financial statements.

Response: The financial statements as of and for the three months ended March 31, 2015 for the Boxlight Group was never issued previously. Therefore, the financials were not marked as restated. We previously filed EDI’s consolidated financial statements as of and for the three months ended March 31, 2015 which included the balances of Boxlight Group as well as EDI’s other subsidiaries.

Note 1 - Nature of Operations, Basis of Presentation and Accounting Policies

Deferred Revenue, page F-17

3.	We note that you recognize revenue from extended warranty contracts using the straightline method over the estimated life of the product. Please tell us and revise your filing to explain why you use the estimated life of the product rather than the term of the contract to recognize the revenue from your extended warranty contracts. Refer to the guidance in ASC Topic 605 and reference the specific accounting literature on which you have based your policy.

Response: The extended warranty contracts provides the customers with right to replaces lamps used in projectors (“Lamp for Life” agreement) throughout the life of the projectors sold. Therefore, the estimated life of the product is the term of the contract. We have revised our disclosure to say-

“The Company recognizes revenue from extended warranty contract using straight-line method over the term of the contract (estimated life of product) which is three years.”

Exhibits

4.	Please confirm that you have filed a full version of exhibit 10.30, including all exhibits, annexes and attachments. If you have not, please do so with your next amendment.

Response: The full version of exhibit 10.30 has been filed previously.

5.	We note that the consent of your independent auditor incorrectly refers to the report dated May 13, 2016 except for the effects of the restatements as to which the date of July 8, 2016 for Genesis Collaboration, LLC’s financial statements as of December 31, 2015 and 2014 and for the years then ended. We also note that the consent incorrectly refers to the report dated May 13, 2016 for the combined financial statements of Boxlight, Inc., Boxlight Latinoamerica, S.A. DE C.V. and Boxlight Latinoamerica Servicios, S.A. DE C.V. as of December 31, 2015 and 2014 and for the years then ended. Prior to requesting effectiveness, please have your independent auditor provide a currently dated consent which references the correct report dates for Genesis Collaboration as May 13, 2016 and for Boxlight, Inc., Boxlight Latinoamerica, S.A. DE C.V. and Boxlight Latinoamerica Servicios, S.A. DE C.V. as May 13, 2016 except for the effects of the restatement as to which the date of July 8, 2016.

Response: The consent has been updated in this amendment.

You will note from Amendment 17 to the Registration Statement that, in view of current market conditions, the Company has elected to seek to sell its shares of Class A common stock without an underwriter and on a best efforts basis during a period of 120 days following the effective date of the Registration Statement. Appropriate disclosures of the revised Plan of Distribution and the risks associated with a self-underwritten offering have been included in Amendment 17.

We also intend to update our financial statements in the nest two to three weeks and prior to the effective date of the offering to include comparative unaudited financial information for the six months ended June 30, 2016 and June 30, 2015. In the interim, we would appreciate receiving any further comments that the Staff may have.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (770) 906-0557. In addition, please contact Tahra Wright of Loeb & Loeb LLP at (212) 407-4122 if you have any questions or require additional information.

Sincerely,

/s/ Mark Elliott
Mark Elliott Chief Executive Officer
Boxlight Corporation